UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

CX2 TECHNOLOGIES, INC. (Name of small business issuer in its charter)	Nevada (State or other jurisdiction of incorporation or organization)
20-2889663 (I.R.S. Employer Identification No.)	2240 Woolbright Road, Suite 317, Boynton Beach FL (Address of principal executive offices)
33426 (Zip Code)	Issuer's telephone number: (561) 740-1734

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  None

Name of each exchange on which each class is to be registered:  N/A

Securities to be registered under Section 12 (g) of the Act:

Title of Class:  Common Stock, par value $.001

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Part I

Item 1 Description of Business

The Company

CX2 Technologies, Inc. (the “Company”) (formerly Brookview Institute, Inc.) was incorporated on May 21, 2002 under the laws of the State of Nevada.  It was incorporated to develop and engage in operations and management of digital wireless data communications services of 220 MHz digital wireless data communications and searched for a viable entity with which to merge and/or acquire.  The Company took the following actions:

(i)

On April 25, 2005 changed its authorized capital from 75,000,000 common shares to 100,000,000 common shares (par value $.001) and 5,000,000 preferred shares (par value $.001);

(ii)

On November 16, 2005 changed its name to CX2 Technology, Inc. and increased the Company’s authorized capital to 200,000,000 common shares par value $.001 and 5,000,000 preferred shares par value $.001.

(iii)

On December 7, 2005 corrected its name change to CX2 Technologies, Inc.

(iv)

On March 5, 2006 the Company entered into an Asset Agreement with BizCom U.S.A., Inc., for the purchase of certain of its 220 MHz Phase 2 Federal Communications Commission (“FCC”) licenses and related equipment. The initial planned operation of such licenses is expected to be in certain geographical area of Florida, Illinois, Michigan and Texas.

(v)

On July 1, 2006, the Company entered into a licensing agreement for the use of all the FCC licenses and related equipment, including a nationwide 10 channel license from the same third party. This agreement would have allowed the Company to operate throughout the United States.  This licensing agreement was subject to FCC approval, which was obtained at the end of August 2006.  On further review of security covenants with its lenders, the license holder was unable to close the licensing agreement with the Company.  The licensing application with the FCC was then terminated.

 (vi)

In September 2006, the Company finalized and executed a ten year Airtime Agreement for the exclusive use of minutes on all the third party’s FCC licenses which replaced the prior licensing and Asset Purchase Agreements. The Airtime Agreement allows the Company to use 500 million minutes during the term of the agreement.  The agreement requires a monthly user fee of $ 4,000 commencing in September 2006.

(vii)

On March 6, 2006 and subsequently revised on September 27, 2006 the Company issued a private placement memorandum (“PPM”) to sell 5,000,000 shares of common stock at an offer price of $1.00 per share for total maximum gross offering proceeds of $5,000,000 (the “Maximum Proceeds”).  The minimum subscription is $7,500 (7,500 shares), although the Company reserves the right, in its sole discretion, to accept subscriptions for a lesser amount. It is expected that any proceeds received and accepted from this offering will be utilized by the Company primarily for the development, operation and management of 220 MHz digital wireless data and for working capital and general corporate purposes.  As of the date of this filing, $702,357 had been raised under the PPM.

The Company has never engaged in an active trade or business and has not been able to move beyond the development stage since inception.   Depending on the proceeds received under the PPM, of which no assurances are given, we plan to market 220 MHz data products and services for use by various commercial fleet operators, the oil/gas industry, the Homeland Security/Public Safety sector, and other industrial applications.  We believe that due to advances in 220 MHz technology and equipment, and the lower costs associated with lower frequency band usage in comparison to cellular telephone and other wireless communications services, a broad spectrum of potential commercial and public safety/emergency disaster relief end-users may find our services advantageous and desirable, which could result in fee-based subscribership and/or high margin technology sales.

Business of Issuer

The Company is engaged in the development, operation and management of 220 MHz digital wireless data communications services and, to a lesser extent, analog voice communications services in both the commercial and public safety/emergency disaster relief sectors.  In September 2006 the Company entered into a 10-year Air-Time Agreement with a third-party owner of various 220-222 MHz FCC Licenses located throughout the United States, one of which is a nationwide 10 channel license. The Agreement provides for the exclusive use of 500 million minutes over the term of the Agreement.  Subject to receipt of at least $300,000 through our PPM, we believe we will be able to commence operations throughout the United States.   However, our initial focus will be in the states of Florida, Illinois, Michigan and Texas, due to strategic relationships and opportunities already in place. We have already purchased related hardware and software necessary for the initial planned operations.

The Company plans to market CX2 branded data technology and services for use by various commercial/industrial applications, the oil/gas industry, and the Homeland Security/Public Safety sector.  We believe that due to advances in 220 MHz technology and equipment and the lower costs generally associated with lower frequency band usage in comparison to cellular telephone and other wireless communications services, a broad spectrum of potential commercial and public safety/ emergency disaster relief end-users may find the Company's services advantageous and desirable, which could result in fee-based subscribership and/or high margin technology sales. The Company cannot assure, however, that it is correct in such a belief or that it will be successful in any of such efforts.

Further the Company believes it may be able to acquire additional select assets, including 220 MHz FCC licenses and related equipment for purposes of expanding its service capabilities, through issuing stock or, if available, paying cash.

Development of the 220 MHz Radio Market

In 1988, due in part by a request from United Parcel Service, the FCC reallocated the 220 MHz-222 MHz part of the radio spectrum band for commercial use. Since this was a small frequency band and the FCC was promoting bandwidth efficiency, this band was regulated into very narrow channels spaced only 5 kHz apart.  In other commercial bands, the narrowest bandwidths used are 12.5 kHz up to 30 kHz.  As a result, new radio designs were necessary which needed digital signal processors (“DSPs”) to help achieve the efficiency needed to work at this smaller bandwidth.  DSPs also made it easier to adapt the radios for sending and receiving data signals.

Due to the need for new radio designs and various regulatory delays, 220 MHz industry developments progressed slowly.  Digital technology increased the efficiency of existing 800 and 900 MHz networks and decreased the interest in developing products to utilize the 220 MHz spectrum.  Today, 220 MHz channels are largely unused over much of the United States. However, the 220 MHz spectrum is potentially attractive for telemetry and data because the spectrum has little interference since many channels are not yet constructed and therefore not utilized.  The significantly larger coverage footprint in the 220 MHz band as compared to cellular technologies and resultant lower cost of infrastructure, brings additional benefit and sustainable competitive advantage.

220 MHz networks use a collection of base stations deployed over a geographic region.  A base station is typically deployed on top of tall buildings or on communication transmission towers and can extend the range of the terminal units as much as 30 or 40 miles from their base site depending on the location.  This large coverage area or range means that a single base station can cover a large geographic area at very low infrastructure cost.  Many telemetry applications require a low operating cost structure and combining 220 MHz propagation characteristics, range and low infrastructure cost can help achieve this goal much more cost effectively than competing services such as cellular.

The Company believes that it will have a competitive advantage over other network operators offering telemetry, data devices and services because the data technology CX2 will utilize has a patented, proprietary design. A licensing agreement with the company that owns the patent is being negotiated, but there can be no assurance that a license will ultimately be obtained. The patented data technology uses a data transmission protocol specifically designed for the efficient servicing of thousands of endpoint users.  Second, through the Company’s signed Airtime Agreement, the Company has access to high-powered base stations in the Chicago market that extend the range of a 220 MHz system.  Third, the Company’s 220 MHz Airtime Agreement will allow the Company to offer products and services in virtually any targeted United States markets.  Finally, the Company has access to personnel and potential strategic partners experienced in interfacing telemetry into our wireless systems. We are paying, on a month-to-month basis, a seasoned wireless telecom industry consultant, Jeffery Fuller to provide expertise and access to strategic alliances and partnerships.

Developments in Homeland Security/Emergency Management

In view of the current United States and worldwide political situation and the need by various local, state, and federal authorities for reliable, low cost emergency management services, the Company believes the 220 MHz spectrum could offer a timely, reliable low cost solution to such needs.

For many years, various governmental agencies have found attaining and maintaining a state of preparedness in the emergency management area to be laborious and complex.  Many emergency managers have relied on a combination of limited computer input and manual tracking systems.  Attempts at handling massive numbers of messages and requests for help in emergency operations centers (“EOCs”) and compiling information into situation reports have often failed using manual methods.  Locally developed or other installed commercial software systems have often been too complex or rigid in design to handle information received by EOCs in various formats.

Recent Developments

 Acquisition of Certain Assets

The Company has entered into a 10-year Air-Time Agreement with a related party owner of various 220-222 MHz FCC Licenses, located throughout the United States, one of which is a nationwide 10 channel license. The Agreement provides for the exclusive use of 500 million minutes over the term of the Agreement.  Such Agreement was effected with the related party for an aggregate purchase price valued at $5,000,000, consisting of 5,000,000 shares of the Company’s restricted Common Stock.

The Company may engage in 220 MHz asset acquisitions.  The Company plans to acquire such assets for shares of the Company’s restricted Common Stock, and to a substantially lesser extent, for cash, if available.  In addition to the proceeds sought under the PPM, the Company will need substantial additional equity and /or debt financing to continue its marketing efforts and further carry out the Company’s business plan. No assurances are given that the Company will be able to obtain any such additional financing. In such event, the Company and its business will be adversely affected.

The Company intends to derive revenues from the networks it initially operates as well as those it may later develop with acquiring select assets primarily from access and airtime charges for network usage, sales and leasing of communication equipment and to a lesser extent, construction, engineering and other miscellaneous services.

Business Strategy

The Company’s current planned strategy is to focus on the sale of data radios with Automatic Vehicle Location (“AVL”) applications to small business users to aid them with managing their service organizations.  Also, the Company believes many of these users will need wireless point of sale (“POS”) credit card processing applications, which will increase the average revenue per user (“ARPU”) of users on the network if the Company offers POS products in the future.

To a lesser extent, the Company intends to take advantage of opportunities to expand our initial service or coverage area by purchasing select assets, including 220 MHz licenses and related equipment. The Company intends to target 220 MHz licenses and possibly associated networks in U.S. metropolitan areas that provide a strategic fit with its planned operations. Asset acquisition candidates will generally have the following characteristics: (i) location in or adjacent to our “footprint” or geographical locations in which our networks provide coverage; (ii) potential ability to increase market share in our "footprint" or expand our “footprint" to provide for expanded coverage; and (iii) potential to heighten average revenues by subscriber enabling us to offer more comprehensive services.  Any such asset acquisitions are anticipated to be made, if at all, with Company securities and to a substantially lesser extent, cash, if available.

The Company may enter into option agreements on terms to be negotiated to acquire select assets of other 220 MHz system owners/operators, which may include 220 MHz licenses. The FCC requires the licensee of a 220 MHz license to maintain "substantial control" over the use of such license. If the Company wishes to acquire a 220 MHz license from a holder thereof and initially obtain an option to buy such license rather than buy such license outright, the license holder thereof may, in its sole discretion, fail to cooperate with the Company about our intended usage thereof, such as to expand our networking or roaming capabilities. The Company’s ability to expand its operations and provide for further geographical coverage to its networks’ users could be adversely effected in instances where licenses may be acquired in this manner.

The Company’s Current Available Data Technology

The data specific technology available through the Airtime Agreement consists of digital base stations, digital subscriber modems/radios, and operational software and protocols.  This technology works within the 5 kHz channel spacing within the 220 MHz frequency band. The Airtime Agreement enables the Company to pursue opportunities and deploy networks anywhere in the United States subject to receipt of sufficient funds.

Products and Services

The Company plans to offer flexible data service packages and configurations customized to fit subscribers’ needs and location within our geographic "footprint" as it may develop.  The Company will target customers who will benefit from wireless data delivery suitable to the capabilities of 220 MHz network communication.  The Company’s data radios work equally well for both mobile and fixed site applications.  Examples of viable applications include, but are not limited to, telemetry for oil or gas well automation (fixed application) and automatic vehicle location for fleet management customers (mobile application).

The target customers are those with access to the 220 MHz spectrum seeking to purchase enabling technology for this particular frequency band.  Examples include utility companies and municipalities.  It will also be possible to sell or lease surplus spectrum from our portfolio to create a recurring outlet for technology products.

The Company plans to offer the following data applications and communications products:

Telemetry and Data Applications

Automatic Vehicle Location (“AVL”): AVL involves installing a locating device, typically a GPS transceiver, on a vehicle and linking such device with a wireless data radio.  The vehicle’s location is transmitted over a radio network back to a central control point such as a dispatcher’s office.  Users of AVL systems include taxi fleets, delivery vehicles, ambulances, heavy equipment operators, and other fleet operators.  The radio product the Company offers has an AVL feature, and the Company plans to offer this feature to prospective customers.  Marketing AVL services to small business fleet operators is a key element in the plan to add network subscribers.  The Company plans to target small fleet operators as a niche market in which the Company believes it will have a significant competitive advantage because of the Company’s ability to offer a low cost solution.

Supervisory Control and Data Acquisition (“SCADA”):  Utility companies and large industrial complexes often remotely oversee various components of their operations with wireless sensors and control points.  These overseeing systems are called SCADA or AMR (Automatic Meter Reading) systems.  These overseeing systems have traditionally used cellular networks, plain-old telephone service (“POTS”) networks, and dedicated leased lines with private microwave and fiber networks.  Utilities may own their own 220 MHz spectrum and need the technology and equipment to operate their private networks.  By using 220 MHz radios, utilities can limit the reoccurring charges that have been associated with cellular phones, POTS, and leased lines.  Also, the security and reliability of a private network is particularly attractive to these customers.

Transmit wireless data for new customers presently using 800 or 900 MHz band:  On August 8, 2002, the FCC set a five-year “sunset” period for elimination of CDPD (Cellular Digital Packet Data) services in the United States.  CDPD was designed in the early days of cellular and fits data “around” voice traffic and only works in analog cellular systems, which have been converting to digital.  Digital cellular services have the ability to carry data, but not at the lower costs of an analog network.  Therefore, users of CDPD equipment will be forced to either switch to more expensive digital cellular service or find an alternative.  The Company plans to offer 220 MHz wireless digital data services as a low cost alternative to digital cellular.  Its range, capacity, low-interference and low-cost characteristics make the Company’s digital data services an attractive alternative to digital cellular service.  Current users of CDPD include the public safety, utilities, and various industry and transportation sectors.  The Company’s digital solutions can also be marketed to such customers because of their lower recurring costs and higher reliability than competing cellular solutions.

Transmit sensor data to incident management software:  The Company believes an opportunity exists to play a role in an eventual Department of Homeland Security National Incident Response Plan.  Our capabilities relative to transmitting low speed data efficiently and in a cost-effective manner present an opportunity to possibly fill a niche in such an eventual solution.

Pricing of 220 MHz Products and Services

The Company plans to offer wireless data products and services, including use of its spectrum and wireless infrastructure.  The Company also intends to sell its data radios to end users for an average price of approximately $500.  The Company plans to sell monthly airtime for varying prices from $9.95 and up, depending on volume and features.  The Company’s research has shown the average revenue per user (“ARPU”) experienced by providers comparable to the Company is $15 a month.  The Company also plans to offer rental and bundled services that combine network usage with hardware.  Anticipated bundled rental rates will average $35 a month depending on models, features and usage.

The Company intends to offer base stations for sale and other infrastructure to end-users or dealer customers who have their own 220 MHz spectrum.  Proprietary, digital database stations currently sell for $40,000 to $60,000 for a single channel system.  The Company may also at a later time offer project management, training, and installation services at prices per diem to be determined.

Prices for equipment and airtime for the Company’s public safety and critical infrastructure customers will be dependent on whether the customer has their own spectrum, prefers to lease spectrum, or prefers to use the Company’s spectrum and pay a negotiated airtime arrangement.  Certain state and local agencies including public safety agencies own their own 220 MHz spectrum.  In those circumstances, the Company plans to sell such customers its radio products and the sensor integration products and services to use on their own systems. Management believes that other companies charge from $9.95 per user per month to $35.00 per user per month for service contracts and from $375 to $900 for data radios.

The Company’s profit margins on radios will vary depending upon the specific type of radio and the designated subsidy structure, if any, for that radio in a particular market, and the Company’s cost for such products. The Company already has approximately 500 radios in inventory.

Sales and Marketing

The Company intends to use various media, including undertaking marketing efforts in different parts of our "footprint" or coverage area, targeted to the demographics of our potential subscriber population. The Company plans to offer customized service packages to attract subscribers, including various pricing alternatives and customer conveniences such as consolidated invoices and billing for airtime charges.  The Company’s planned sales and service operations will also provide opportunities to add subscribers and to sell other communication products.

The Company intends to employ its own direct sales, marketing and service staff, utilize independent contractors and establish dealer networks.  While local dealers are capable of establishing and servicing wireless customers, they often have their own local spectrum and therefore have incentive to load their systems first.  Depending on the proceeds raised through our PPM, the Company plans to employ up to approximately four sales, marketing and service staff members in each major metropolitan market the Company will service.  The Company does not employ any sales staff as of the date of this filing.

Competition in the 220 MHz Radio Service

The Company faces competition from companies operating in the 220 MHz frequency band as well as all wireless and radio companies in other frequencies in the data communications markets.  The wireless communications industry is highly competitive and is characterized by constant technological innovation.  The Company’s competitors include service providers in several markets - mobile wireless communications, PCS and cellular, narrowband PCS and emerging technology platforms, many of which have substantially greater financial and other resources than the Company.  Four companies currently dominate the mobile wireless communications market:  Sprint PCS/Nextel Communications, Cingular Wireless/AT&T Wireless, Verizon Wireless and Deutche Telecom/T-Mobile.  Nextel is a land mobile radio provider, while the other companies provide cellular phone service.  Although we do not anticipate competing in the mobile wireless voice communications market, these companies may also serve the data communications markets the Company plans to serve.

The Company intends to devote most of its resources to marketing and selling of telemetry and data services.  These services include SCADA for utilities and other critical infrastructure, AVL, as well as providing digital data services to customers currently serviced in the 800 MHz band.  While there are other companies that provide SCADA and AVL products and services, the Company believes that it offers a low cost, reliable competitive product from a hardware cost and monthly service fee standpoint.

The Company also believes that potential markets exist with users transmitting data in the 800 MHz and 900 MHz spectrum bands.  Wireless providers are converting equipment used in the 800 MHz and 900 MHz spectrum bands to digital formats, which will allow greater data communications in such spectrums.  While the price charged to customers is anticipated to increase for voice dispatch and data communications customers on the 800 and 900 MHz spectrums, the companies providing these services have greater marketing power and resources and may nevertheless be able to sell an increased cost product to customers.  While switching to the 220 MHz spectrum may be a lower cost alternative to the expected increased costs for 800 and 900 MHz data communications, the ownership of the 220 MHz spectrum is highly fragmented, except for several owners of 220 MHz nationwide licenses, and does not currently have the critical mass to attract large numbers of users.

 New Technologies

The Company may also face competition from other technologies and services, which are currently being introduced and may be introduced in the future. The continued acceptance of the services the Company plans to offer and anticipates offering may be adversely affected by the developments and availability of new technology.

Regulation

220 MHz Radio Service

Historical Regulatory Overview of 220 MHz Radio Service

The licensing, operation, and acquisition of specialized mobile radio systems in the United States, which includes 220-222 MHz systems, is regulated by the FCC under the Communications Act of 1934, as amended (the “Act”) and pursuant to the FCC’s rules and related regulations.

Radio service utilizing the 800 MHz and 900MHz band was first licensed in 1974.  The FCC authorized the current 220 MHz service in 1991, seeking to introduce a spectrum efficient “narrowband” service on one-fifth of the frequency of conventional radio services, for example 5 kHz per channel, for such services as dispatch and fleet communications. The FCC conducted this “Phase I" licensing of frequencies by lotteries and by 1993, approximately 3,800 5-channel local and nationwide site specific FCC licenses had been awarded through random selection.  A Phase I licensee’s service area is defined by the predicted service contour of its authorized base station or fixed station, transmitting on frequencies in the 220-222 MHz band.

In 1997, the FCC restructured the licensing framework governing the 220 MHz Service by replacing the original Phase I lottery-licensing system with a Phase II auction licensing process.  Unlike the site specific Phase I licenses, the service area for Phase II licenses to be awarded by auction were comprised of defined geographic areas, which were based on Economic Areas (“EAs”) developed by the Bureau of Economic Analysis of the U.S. Department of Commerce.  In addition to the EAs, the Phase II auctions would include licenses for larger, regional areas called Economic Area Groupings (“EAGs”), which were comprised of groupings of EAs and encompassed the sum total of all EAs.  Nationwide Phase II licenses also would be awarded.  In addition, the Phase II licenses included more frequencies than the Phase I licenses, with EA licenses receiving 10 channels each, EAG licenses receiving 15 channels, and nationwide licenses comprised of 10 channels each.  In all, the Phase II auction offered 3 nationwide licenses, 30 regional licenses (EAGs) and 875 EA licenses.  These licenses would “overlay” the existing Phase I licenses and would be subject to certain interference protection criteria with the Phase I licenses.

In 1998, the FCC commenced the auction for Phase II 220 MHz licenses.  The Phase II auction was conducted in two tiers: the first auction, completed in October 1998, resulted in the award of 908 220 MHz licenses; the second auction, completed in June 1999, resulted in the award of 225 220 MHz licenses.

Legislative Trends in the 220 MHz Radio Service

In 1993, Congress passed the Omnibus Budget Reconciliation Act (“Budget Act”) that amended the Act to categorize all mobile radio services as either commercial mobile radio service (“CMRS”) or private mobile radio service (“PMRS”).  The FCC was then instructed to adopt consistent regulations for all CMRS licensees and PMRS licenses, respectively.  Previously, mobile wireless services were regulated based on the title of the service, such as cellular or SMR, and the associated frequencies utilized, and whether the service was being offered by a “common carrier.”  By categorizing mobile radio services more precisely, Congress believed that similar services would be regulated in a similar manner, thereby promoting competition in the marketplace.

The regulations relating to classification as a PMRS or a CMRS are complex, and it is not certain at this time how the Company’s future operations will be classified. However, management does not believe that the CMRS and PMRS regulations will have a material impact on our operations regardless of how we are classified.

  Regulatory Trends in the 220 MHz Radio Service

In the late 1990's, the FCC initiated several rulemakings designed to increase the use of 220 MHz spectrum and to expand the flexibility of licensees in the 220 MHz service.  In 1997, for example, the FCC revised its rules to permit Phase II licensees to enter agreements for partitioning a licensee’s geographical service area and/or disaggregating a licensee’s spectrum.  Partitioning contemplates dividing the service area between two geographic areas, for example county lines, whereas disaggregation contemplates assigning a portion of the licensed spectrum in the same geographic area to a third-party.  The partitioning and disaggregation rules were intended to encourage use of the frequencies.  The FCC believed these revisions would encourage new competitors to enter the market, which in turn would spur a more efficient use of the spectrum, and increase service to the public.  The FCC launched several rulemaking proceedings through the year 2000 to clarify the rules and steps for partitioning and disaggregation.

In 1998, the FCC relaxed certain technical restrictions in the 220 MHz band, to permit increased types of wireless services and business options in the band.  Thus, for example:  the FCC provided that all 220 MHz nationwide and non-nationwide Phase I and Phase II, government and non-governmental licensees, including non-CMRS providers, would be permitted to operate fixed stations and provide fixed communications and one-way and two-way paging services on a co-primary basis, that is, not ancillary to primary land mobile operations.  By permitting fixed as well as mobile operations in the 220 MHz service, the FCC sought to encourage 220 MHz licensees to compete more effectively in the wireless communications marketplace and to broaden the array of services available to consumers, while still providing for additional applications of narrowband technology.  Also as part of this effort to increase use of the 220 MHz band and improve competition in the marketplace, the FCC expanded the eligibility rules for licensees in the 220 MHz band to include wire line providers.

In keeping with this trend, in 1999, the FCC relaxed the filing requirements for Phase I nationwide licensees, removing the requirement that such licensees file applications or obtain separate licenses for individual base stations within their nationwide systems, provided they maintain site information in their station records and make such information available to other licensees or the FCC on request.

Another regulatory trend has been reallocating and refarming of spectrum to resolve interference issues.  Refarming is an effort by the FCC to achieve spectrum efficiency by reducing the allowable channel size used by radios.  The current radio bands are set up so frequencies used by different services are interleaved within the band, which historically had resulted in interference between the various services authorized by the band.  In 2001, the FCC launched an effort to refarm spectrum in the 800 MHz band, to reduce interference between public safety and commercial systems in that band.

Business Trends in the 220 MHz Radio Service

The radio industry has undergone a tremendous level of consolidation in the past decade, with Nextel Communications acquiring significant amounts of 800 MHz radio and 900 MHz radio spectrum.  With respect to the newer 220-222 MHz service, many licensees have focused on identifying customers and loading them onto the 220 MHz systems to support system build-outs in accordance with FCC service requirements.  Certain 220 MHz service providers have focused on acquiring licenses to complement their current authorized service area, either through partitioning and disaggregation, or through the outright purchase of FCC 220 MHz radio licenses.

Current Regulations in the 220 MHz Radio Service

Phase I and Phase II licensees have different requirements with respect to system construction and commencement of service operations.  Phase I nationwide licensees are required to construct their base stations and place those base stations into operation in all geographic areas specified with the application (including base stations in at least 28 urban areas specified by the FCC) within 10 years of the initial license grant.  All Phase I non-nationwide licensees were required to construct their systems and place them in operation no later than August 16, 1996 (if systems modifications were requested) or 12 months from their initial grant date. Any non-nationwide Phase I Licenses that were not timely constructed are subject to forfeiture and their associated frequencies are incorporated into the applicable overlaid Phase II EA or EAG license.  Phase I and Phase II licensees may be renewed on the expiration of their respective license term upon showing that, during their license term, they provided “substantial service” and they substantially complied with applicable FCC rules and regulations.

With respect to Phase II licenses, the FCC requires licensees to meet certain benchmarks of service tied to issuing the license.  Specifically, within five years of the grant of a Phase II EA or EAG license, the licensee is required to provide service to one-third of the population.  Within the initial license term, for example 10 years, the licensee must provide service to two -thirds of the population within its geographic area.  With respect to Phase II nationwide licenses, within five years of license issuance, the licensee must provide coverage to a composite area of at lest 750,000 square kilometers or serve at least 37.5% of the United States population.  Within 10 years, the Phase II nationwide licensee must provide coverage to a composite area of at least 1,500,000 square kilometers or serve at lest 75% of the United States population.  In the event the Phase II nationwide licensee does not construct its system to meet these respective thresholds, the FCC will automatically cancel the entire license, and will not credit the licensee for any of the sites that it may have already constructed.  All 220 MHz licensees are also required to comply with the technical requirements specified in the FCC’s rules to ensure that their systems do not cause unauthorized levels of interference to other licensees.  These Phase II licenses are issued for a period of ten years and are subject to construction and operational requirements within five years and ten years from the date of issuance.  In May 2004, the FCC extended the construction deadline until November 2007. Certain provisions in the Airtime Agreement allow the Company to pursue remedies if the licensing company loses any or all of its licenses because of a failure to meet the construction deadline. Management has no reason to believe that the licensor will not meet the deadline at this time.

Ownership of 220 MHz Radio Networks

The Act restricts foreign investment in commercial mobile radio service operators. Specifically, foreign corporations may not own more than 20% of the license or licensee, or more than 25% of the parent of a licensee.  The FCC has authority to waive the 25% limit if the public interest would be served. By their terms, these foreign ownership restrictions do not apply to private carriers; however, under the 1993 Budget Act, private carriers reclassified as commercial mobile service providers are subject to these limitations. In addition, wire line carriers have recently been permitted by the FCC to own 220 MHz licenses.

Prior FCC approval is required for (i) assigning any 220 MHz license or (ii) any transfer of control of a 220 MHz licensee.  In addition, no assignment or transfer of a non-nationwide Phase I license will be approved before completing construction of that license.  Similarly, no assignment or transfer of a Phase I nationwide license will be approved before the licensee has constructed at least 40% of the proposed system, except under certain circumstances, such as bankruptcy, non-substantial changes in ownership and partial assignments.

The FCC has established guidelines applicable to management and other non-equity agreements affecting radio networks, including 220 MHz service systems, to determine whether the manager or other entity has assumed de facto control of the system. The criteria for determining “de facto control" is drawn from the precedent established for common carrier systems, and includes application of the following factors: (i) whether the licensee has unfettered use of all facilities and equipment; (ii) whether the licensee determines and carries out the policy decisions, including preparing and filing of applications with the FCC; (iii) whether the licensee is in charge of employment, supervision, and dismissal of personnel; (iv) whether the licensee is in charge of payment of financing obligations, including expenses arising out of operating; and (v) whether the licensee receives monies and profits from the operation of the facilities. In addition, under its rules, the FCC will also consider the following: whether the entity constitutes or appoints more than 50% of the board of directors or management committee of the licensee; whether the entity has authority to appoint, promote, demote and fire senior executives that control day-to-day activities of the licensee; and whether the entity plays an integral role in the licensee’s management decisions.

In addition, any manager of the operations of a 220 MHz service license, pursuant to a management agreement, shall be considered to have a controlling interest in such license, for purposes of applying the spectrum cap limitations established in the FCC’s rules, if such person or affiliates have the authority to decide or otherwise engage in practices or activities that determine, or significantly influence: (i) the nature or types of services offered by such a licensee; (ii) the terms on which such services are offered; or (iii) the prices charged for such services.

Employees

The Company currently employs two full-time employees and no part-time employees.

Reports to Security Holders

Prior to this filing, we have not been required to deliver annual reports to our security holders.  To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports.  Upon completion of this Form 10-SB, we intend to file annual and quarterly reports with the Commission.  The public may read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.  We will be an electronic filer and the SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which may be viewed at http://www.sec.gov/.

Risk Factors

The Company is subject to various risks that may materially harm its business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase the Company’s common stock. If any of these risks or uncertainties actually occurs, the Company’s business, financial condition or operating results could be materially harmed. In that case, the trading price of the Company’s common stock could decline and you could lose all or part of your investment.

The Company Has Historically Lost Money And Expects Its Losses Will Continue In The Future

Since inception, CX2 has incurred operating losses.  For the fiscal year ended March 31, 2006, the Company’s net loss was $11,219.  For the fiscal year ended March 31, 2005, the Company’s net loss was $1,400.   The Company expects that it will incur operating losses for the anticipated future. No assurances can be given the Company will be successful in reaching or maintaining profitable operations. Accordingly, the Company may experience liquidity and cash flow problems. If the Company’s losses continue, its ability to operate may be severely impacted.

The Company’s Auditors Have Expressed Doubt About The Company’s Ability To Continue As A Going Concern

The Company’s ability to continue as a going concern is an issue raised as a result of the Company’s $11,219 net loss in the fiscal year ended March 31, 2006, marginal working capital and stockholder’s equity. The Company continues to experience net operating losses. The Company’s ability to continue in existence is dependent on its ability to generate a profit and obtain necessary funding from outside sources, including obtaining additional funding from the sale of its securities, increasing sales or obtaining loans where possible. The going concern increases the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

The Company Does Not Have Sufficient Capital For Operations, And A Failure To Obtain Additional Financing Will Preclude Its Ability To Stay In Business And Become Profitable

The Company will require additional capital.  The Company currently does not have customers to generate the cash flow needed to pay its general and administrative expenses of approximately $45,000 a month, and will need to obtain a significant number of customers before it will achieve a breakeven level of operations.  The Company currently does not have sufficient capital to continue in business.  The Company cannot guarantee that additional financing will be available on favorable terms, or at all. Any additional financings may dilute the value and voting power of the common stock. The Company currently has no bank borrowings or credit facilities, and it cannot guarantee that it will be able to arrange any such debt financing or that such financing, if available, will be on acceptable terms. If the Company cannot obtain adequate funds, it cannot fund its expansion, take advantage of unanticipated opportunities, develop or enhance services or products or otherwise respond to market demands or to competitive pressures or market changes.  More importantly, the Company may never realize revenues sufficient to sustain its operations and, the Company may fail in its business and cease operations.

Uncertain Demand For The Company’s Services May Cause Revenues To Fall Short Of Expectations And Expenses To Be Higher Than Forecast If The Company Needs To Incur More Marketing Costs

The Company is unable to forecast revenues with certainty because of the unknown demand from consumers for its services. If demand for the Company’s services does not prove to be as great as anticipated, revenues may be lower than expected and/or marketing expenses higher than anticipated, either of which will increase the time and capital the Company needs to achieve a profitable level of operations.

The Company May Acquire Other Companies, Which Will Reduce Its Income In The Event The Company Is Not Able to Integrate Them Into Its Existing Operations

As part of the Company’s business strategy, it may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. The Company cannot guarantee that it would be successful in overcoming these risks or any other problems encountered with such acquisitions, and the Company’s inability to overcome such risks could have a material adverse effect on its business, financial condition and results of operations.

New And Existing Competition May Gain Market Share And Limit The Company’s Potential Growth

The Company has great concern about competing firms entering its target markets. The Company recognizes tremendous value in being the first-to-market in many different geographical areas and market verticals especially since most of the location contracts are long-term in nature. There is no assurance that new or existing competitors will not adversely affect the Company’s’ business.

The Company’s Ability To Achieve Profitable Operations Is Directly Tied To The Company’s Ability To Attract And Retain Customers

The Company has no way of predicting whether its marketing efforts will be successful in attracting customers, and acquiring substantial market share.  If the Company’s marketing efforts fail, it may fail to attract customers, which would adversely affect our business and financial results.

The Company Has Limited Operating Experience Within The 220 MHz Wireless Industries

 Although the Company’s initial management team has, collectively, substantial 220 MHz wireless operational experience, the Company has limited operating experience within the 220 MHz wireless industry.  With the Company’s ten year Airtime Agreement for the exclusive use of minutes on all the third party’s FCC licenses, its operation and marketing of 220 Mhz wireless products and services will constitute its initial foray into such business.  Therefore, there is a limited Company operating history within such business sector on which prospective investors may base an evaluation about the Company’s likely performance.

Many participants within the 220 MHz wireless industry concentrated their efforts and capital expenditures initially on construction of 220 MHz operating systems in advance of FCC construction deadlines and the later acquisition of additional 220 MHz spectrum in subsequent FCC auctions.  As such, they have had only limited success to date in their marketing efforts to obtain subscribers to their systems due to their lack of needed additional working capital for marketing purposes and their inability to secure desired radio equipment inventory from a former manufacturer of such equipment due to its own working capital constraints.  As a result, while there are a limited number of successful 220 MHz wireless operators within select regional areas, many 220 MHz wireless industry participants have generated only minimal revenues, if any, and have incurred and continue to incur losses.

We Cannot Assure Our Success In Our Planned Business Operations

If we receive little or no proceeds from our PPM, the Company will only be able to continue its current operations for approximately three (3) to six (6) months from the date of this filing, absent our receipt of funding from other sources.  We have no other current financing sources in place and no assurances are given as to the availability of any financing, or if available, the terms thereof.  In the event we were to receive all of the capital being raised under our PPM ($5,000,000), the Company believes, although no assurances are given, that such cash proceeds, together with funds anticipated from operations, will provide us with sufficient funds to meet our cash requirements for approximately eighteen (18) to twenty four (24) months following the assumed receipt thereof, provided we do not seek to further accelerate our operational plans.  In such event, such time period may also be significantly reduced and we will require additional capital, the failure of which to obtain could materially adversely affect the Company and its business.

We anticipate that even in the event we receive all of the capital being raised under our PPM, such proceeds will not necessarily assure our success or profitability in view of, among other factors, our limited operating history in this business, the uncertainties associated with marketing emerging technologies, and the capital intensive nature of the wireless data and voice industry. We anticipate that profits, if any, will be derived from our success in obtaining subscribers to the network we have and may later develop, of which no assurances are given.  We are subject to all the substantial risks inherent in the development of a business enterprise within a sector of the wireless data and voice industry that has itself generated only limited revenues to date.  Accordingly, no assurances can be given that our business will ever be successful or that we will ever be or remain profitable.

The Company Could Fail To Attract Or Retain Key Personnel, Which Could Hamper Its Ability To Generate Income

The Company has certain key employees who manage the Company’s operations and, if the Company were to lose their services, senior management would be required to expend time and energy to replace and train replacements. In addition, the Company needs to attract additional high quality sales, technical and consulting personnel. To the extent the Company is smaller than its competitors and have fewer resources, the Company may not be able to attract the sufficient number and quality of staff.

The Company Does Not Provide Proprietary Services

There is nothing proprietary about the services the Company provides and the Company has no intellectual property or other protection for its services. Any of the Company’s current or future competitors could duplicate the Company’s business model and it would have no legal recourse against them for such actions.

The Company may enter into option agreements to acquire select assets of other 220 MHz system owners/operators, which may include 220 MHz licenses

The Company may enter into option agreements on terms to be negotiated to acquire select assets of other 220 MHz system owners/operators, which may include 220 MHz licenses. The FCC requires the licensee of a 220 MHz license must maintain "substantial control" over the use of such license. In the event the Company may desire to acquire a 220 MHz license from a holder thereof and initially obtain an option to acquire such license rather than purchase such license outright.  The license holder thereof may, in its sole discretion, fail to cooperate with the Company concerning its intended usage thereof, such as to expand the Company’s networking or roaming capabilities. The Company’s ability to expand its operations and provide for further geographical coverage to its networks’ users could be adversely effected in instances where licenses may be acquired in this manner.

The Company relies exclusively on a third-party to provide the Company with the ten-year Airtime minutes required for its product

In September 2006, the Company finalized and executed a ten year Airtime Agreement for the exclusive use of minutes on all the third party’s FCC licenses.  The Airtime Agreement allows the Company to use 500 million minutes during the term of the agreement.  The agreement also requires a monthly user fee of $4,000 commencing in September 2006.   The license holder may, in its sole discretion, fail to cooperate with the Company concerning its intended usage or may simply discontinue operation.   Unless the Company was able to replace the provider in a short time the company could suffer significant financial damage.

Development Risks Generally.

We intend to grow primarily by (i) marketing to and obtaining subscribers in the commercial and public safety/emergency disaster relief sectors to utilize the data communication services offered and intended to be offered on our initial network, thereby realizing fee-based subscriber revenues; and (ii) establishing and then expanding our service or coverage area and thereby our subscriber base by purchasing select assets from other 220 MHz network owners, including 220 MHz licenses and related equipment or by building network infrastructure in targeted markets using licenses in our 220 MHz spectrum portfolio. Development involves substantial risks, further enumerated herein, including the risk: (a) that we will not acquire what we believe to be the minimum "critical mass" of assets so as to comprise various economic area, regional economic area and nationwide licenses necessary to develop any meaningful operations; (b) that development costs will exceed budgeted or contracted amounts; (c) that our marketing efforts to obtain subscribers to our data networks will not proceed as rapidly as anticipated or otherwise be successful; (d) that our data networks will not achieve desired revenue or profitability levels; (e) that substantial additional financing beyond the proceeds sought hereby, which  will be necessary, might not be available or if available, might not be on favorable terms; (f) of changes in applicable laws, rules, regulations and interpretations which may adversely effect our business and operations; (g) that we  may not be able to purchase desired select assets to expand our coverage area due to competition, financial or other considerations or otherwise successfully manage or integrate such asset purchases with our then operations; (h) of competition from other 220 MHz network operators as well as other providers of wireless communication services, many of the latter of whom have substantially greater financial and other resources than the Company; (i) the Company may not for whatever reason(s) be successful in its marketing efforts to the Homeland Security/Public Safety sector; and (j) of technology changes within the wireless communication industry and our potential inability  to adopt such changes to our product and service offerings if so desired by prospective or then current subscribers either due to technology constraints which may be inherent to 220 MHz band services, financial constraints, or otherwise. There can be no assurances that we will be successful in executing upon its business plan.

Industry Operating History; Uncertainty of Broad Based Market Acceptance.

Although numerous 220 MHz networks are operational in the United States, including many "mom and pop" network operators which produce minimal revenues, and fleet operators, many other networks are "operational" in the sense that they were constructed in advance of FCC construction deadlines, are available for subscriber use, but are otherwise producing minimal or no subscriber revenues. The 220 MHz wireless industry should therefore be viewed as having a less than successful operating history subject to uncertainty concerning the operational viability of available technology and its perceived suitability for targeted markets.  The success of our business may be affected by matters beyond our control, including but not limited to changes in technology and equipment, equipment costs, competition, future demand for our services and changes in economic conditions, all of which can impact upon market acceptance.  While management of the Company believes, based upon its knowledge of the industry generally, that there is a perceived need for the Company's services, and based upon informal discussions had with certain public safety/emergency disaster relief industry personnel, including within the emergency management services sector, no assurance can be given that such perceived need for the Company's services is correct.  Research has been conducted which we believe favorably supports our position within the first responder sector.

FCC Regulations

The licensing, construction, operation, sale, interconnection arrangements and acquisitions of 220 MHz licenses and networks are regulated by the FCC.  These regulations are subject to change, which changes could adversely affect the Company's financial condition and results of operation.

Competition.

The wireless communications industry has been and continues to be highly competitive, influenced by the introduction of new services by, and the marketing and pricing activities of, industry participants.  We will compete with numerous other businesses engaged in the telecommunications industry which market the same or similar services and products as those marketed and intended to be marketed by the Company, many of which businesses have or may have substantially greater capital and other resources than the Company.

The greater financial resources of many cellular telephone, as well as 800 MHz service providers, currently permit such entities to offer creative pricing and incentive packages which we cannot presently offer and may not be able to offer in the future.  Improvements in technology may adversely impact the demand for our services, which could adversely affect our operations. Other modes of wireless communications such as cellular, specialized mobile radio (800 and 900 MHz), personal communications systems ("PCS") and one-way paging are examples of current competing technology. While we believe, due to the costs for such services compared to the relatively low cost of 220 MHz service, that 220 MHz service may be ideal for radio dispatch subscribers as well as other potential end-users, no assurances can be given that we are correct in our belief, or that the Company will successfully compete.

The Company’s Common Stock Will Be A "Penny Stock," Which May Make It More Difficult For Investors To Sell Their Shares Due To Suitability Requirements

The Company’s common stock will be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 if it is listed for trading. These requirements may reduce the potential market for the Company’s common stock by reducing the number of potential investors and by making broker-dealers less likely to effect trades in the common stock. This may make it more difficult for investors in the Company’s common stock to sell shares to third parties or to otherwise dispose of them. This could cause the Company’s stock price to decline. Penny stocks are stock:

·

With a price of less than $5.00 a share;

·

That are not traded on a "recognized" national exchange;

·

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 a share); or

·

Issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor."  This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks.  Application of the penny stock rules to our common stock could affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

The Company Does Not Intend To Pay Any Dividends

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain any future profits from operations to fund growth and does not expect to pay any dividends in the foreseeable future.

Forward-Looking Statements

Information included or incorporated by reference in this registration statement may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This registration statement contains forward-looking statements, including statements regarding, among other things (a) our growth strategies (b) anticipated trends in our industry (c) our future financing plans and (d) our anticipated needs for working capital. These statements may be found under “Plan of Operations” and “Description of Business,” as well as in this registration statement generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this registration statement generally. Because of these risks and uncertainties, there can be no assurance the forward-looking statements contained in this registration statement will in fact occur.

Item 2 Plan of Operations

Overview

The Company is considered a development stage company with limited assets or capital and with no operations or income since inception. The costs and expenses associated with preparing and filing this registration statement and other operations of the Company have been paid for out of funds raised through the PPM. The Company plans to develop and engage in operations and management of 220 MHz digital wireless data communications services in both the commercial and public safety/emergency disaster relief sectors.

In this regard, the Company has entered a 10-year Air-Time Agreement with a third-party owner of various 220-222 MHz FCC Licenses, located throughout the United States, one of which is a nationwide 10 channel license. The Agreement provides for the exclusive use of 500 million minutes over the term of the Agreement.  Such Agreement was effected with the third-party for an aggregate purchase price valued at $5,000,000, consisting of 5,000,000 shares of the Company’s restricted Common Stock.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until the Company successfully completes an acquisition or merger. Then, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

If we receive little or no proceeds from our PPM, the Company will only be able to continue its current operations for approximately three (3) to six (6) months from the date of this filing, absent our receipt of funding from other sources.  We have no other current financing sources in place and no assurances are given as to the availability of any financing, or if available, the terms thereof.

In the event we were to receive all of the capital being raised under our PPM ($5,000,000), the Company believes, although no assurances are given, that such cash proceeds, together with funds anticipated from operations, will provide us with sufficient funds to meet our cash requirements for approximately eighteen (18) to twenty four (24) months following the assumed receipt thereof, provided we do not seek to further accelerate our operational plans.  In such event, such time period may also be significantly reduced and we will require additional capital, the failure of which to obtain could materially adversely affect the Company and its business.

Depending on the amount of proceeds received under the PPM, of which no assurances are given, the Company plans to market CX2 branded data technology and services for use by various commercial fleet operators, the oil/gas industry, and the Homeland Security/Public Safety sector.  The Company believes that because of advances in 220 MHz technology and equipment and the lower costs generally associated with lower frequency band usage in comparison to cellular telephone and other wireless communications services, a broad spectrum of potential commercial and public safety/ emergency disaster relief end-users may find the Company's services advantageous and desirable, and could result in fee-based subscribership and/or high margin technology sales. However, the Company cannot assure it is correct in such belief or the Company will be successful in any of such efforts.

The Company also plans to utilize its securities and to a substantially lesser extent, cash, if available, to acquire additional select assets, including 220 MHz FCC licenses and related equipment for purposes of expanding the Company’s service capabilities.

The Company has no agreements in place to purchase equipment and no expectation at this time of changing our number of employees.

Item 3 Description of Property

The Company’s principal executive offices are located at 2240 Woolbright Road, Suite 317, Boynton Beach, Florida 33426. On April 12, 2006, the Company entered a sixty-month operating lease with The Woolbright Professional Building, Ltd., for approximately 2,432 square feet of office space at an average monthly rental over the lease term of $4,450 a month, exclusive of recurring utility expenses. The lease terminates in May 2011.

Item 4 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company’s directors and executive officers, and by all the Company's directors as a group, as of November 30, 2006.

(a) Security ownership of certain beneficial owners:

Title of Class	Name and Address	Amount & Nature of Beneficial Ownership	Percentage of Class
Common shares	BizCom U.S.A., Inc. (1) 351 N. Congress Ave. Suite 127 Boynton Beach, Florida 34426	5,000,000	33%

(1) BizCom U.S.A., Inc. is holding these shares on behalf of its shareholders.  These shares will be distributed down to its individual shareholders none of whom will then own more than 5% in the Company.

(b) Security Ownership of Management:

None.

Item 5 Directors and Executive Officers, Promoters and Control Persons

The name, age, position, term and periods served of the Company’s present officers and directors are set forth in the following table:

Name	Age	Position	Term	Period
Sam D. Hitner	47	President, CEO, Treasurer, Director	1 yr	March 2006– Present
Allan Finkelman	54	VP of Marketing & Business Development, Secretary, Director	1 yr	November 2006- Present

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to electing directors. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

Mr. Hitner has been the Company’s Chairman of the Board, President and Chief Executive Officer since March 2006.  Mr. Hitner devotes most of his time to the business and affairs of the Company. From November 2004 to March 2006 Mr. Hitner was Director of Finance for a 220 MHz wireless company,  Bizcom U.S.A., Inc.  Mr. Hitner has over 15 years experience as Financial Executive in a broad spectrum of industries.  From 1985 through 2001, he was first Controller and later Chief Financial Officer for Group Long Distance, Inc., a publicly listed telecommunications reseller of long distance services based in Ft. Lauderdale, Florida.  His role with that Company included preparing the initial registration statement prior to going public, filing of all the Securities and Exchange Commission reports and overseeing the financial and accounting functions.  From 2002 to October 2004, he was a consultant with particular emphasis on Income Taxes and Sarbanes-Oxley 404 implementation.  Mr. Hitner is a chartered accountant, which he obtained in South Africa, working for Ernst & Young.

On November 20, 2006 the company hired Allan Finkelman as Vice President of Marketing and Business Development, and Secretary. Mr. Finkelman also serves as a Director. Mr. Finkelman has been employed as an officer of the Company since November 20, 2006. Mr. Finkelman devotes most of his time to the business and affairs of the Company with operational and profit and loss responsibility relative to implementing the Company’s business plan.  From June 2003, until November 2006, Mr. Finkelman was Director of Marketing, then VP Marketing & Business Development for a 220 MHz wireless communications company, Bizcom U.S.A., Inc. In that role he established channel relationships in several markets, strategic alliances in the oil gas industry, and was responsible for product rollouts.  He supported all initiatives with marketing campaigns. He has presented testimony to the FCC on communication failures following Hurricane Katrina and the potential role of emerging wireless technologies in a coordinated national response plan.  He also has extensive background in the advertising industry having run Allan Finkelman Studio, Inc. in New York City for 18 years, from 1981 through 1998

Item 6 Executive Compensation

The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director or officer has accrued any expenses or compensation for the last three fiscal years.

Mr. Hitner is subject to an oral employment agreement which provides for yearly compensation of $95,000. Upon execution of a written employment agreement, Mr. Hitner may receive additional cash compensation and be issued  shares of our Common Stock, stock options and/or other securities.

ITEM 7 Certain Relationships and Related Transactions

Sam Hitner was the Director of Finance for Bizcom U.S.A., Inc. from November 2004 until March 8, 2006 when he became President and CEO of CX2 Technologies Inc. During his service to Bizcom U.S.A., Inc. he was not an officer or Director of the company.  Since March 2006 he conducted certain negotiations and transactions with Bizcom U.S.A., Inc., including a 10 year Airtime Agreement.  Such negotiations and transactions were effected at “arms’ length” as a representative of a separate and discrete company.

Allan Finkelman was the Director of Marketing for Bizcom U.S.A., Inc. from July 2003 through November 2004 when he became the Vice President of Marketing and Business Development for Bizcom U.S.A., Inc. which position he held until November 2006 when he became Vice President of Marketing and Business development for CX2 Technologies, Inc.  During his service to Bizcom U.S.A., Inc. he was not an officer or a Director of the company.  All negotiations and transactions in which he took part were as an “arms’ length” representative of the company he was serving.

Item 8 Description of Securities

Common Stock

At any meeting of the shareholders, every shareholder of common stock is entitled to vote and may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each shareholder shall have one vote for every share of stock entitled to vote, which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law or the Articles of Incorporation.

All elections of directors shall be determined by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. Except as otherwise required by law or the Articles of Incorporation, all matters other than the election of directors shall be determined by the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a quorum is present.

The Company’s articles do not provide for cumulative voting or preemptive rights.  There are no outstanding options or warrants of any kind for the company's stock.

PART II

ITEM 1 Market Price of and Dividends on the Registrants Common Equity and Related Stockholder Matters

There is no public trading market for the Company's common stock. As of March 31, 2006 there were 333 holders of record of the Company's Common Stock and the Company had issued and outstanding 15,071,000 shares of Common Stock.  Of these shares 10,000,000 are free trading and 5,071,000 are restricted.  The 5,071,000 restricted shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption.  The Company has no agreement in place to register any of its shares with the Securities and Exchange Commission.  No dividends have been declared on the Company’s stock, nor does the Company foresee any dividends being declared in the near future.  The Company does not have any equity compensation plans in place as of the date of this registration statement, and had no options, warrants or other convertible securities outstanding as of that date.

Item 2 Legal Proceedings

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

Item 3 Changes in and Disagreements with Accountant

None.

Item 4 Recent Sales of Unregistered Securities

 The Company has sold 702,357 shares for $702,357 in proceeds under the outstanding Private Placement Memorandum revised and dated September 27, 2006 to forty four investors in reliance on the exemption from registration provided by §4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  In addition, the Company issued 5 million shares to Bizcom USA, Inc. in connection with the Airtime Usage Agreement in reliance on the exemption from registration provided by §4(2) of the Securities Act.

Item 5 Indemnification of Directors and Officers

The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

Section 1.  Mandatory Indemnification of Directors and Officers.  Each person who at any time is or was a director or officer of the Corporation, and who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding," which shall include any appeal in such a Proceeding, and any inquiry or investigation that could lead to such a Proceeding), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent authorized by the General Corporation Law of Nevada as the same exists or may hereafter be amended from time to time (the "GCLN"), or any other applicable law as may from time to time be in effect (but, in the case of any such amendment or enactment, only to the extent that such amendment or law permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by such person in connection with such Proceeding.  The Corporation's obligations under this Section 1 include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification.  Expenses incurred in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted, and only in compliance with, the GCLN or any other applicable laws as may from time to time be in effect.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Corporation's obligation to indemnify or to prepay expenses under this Section 1 shall arise, and all rights granted hereunder shall vest, at the time of the occurrence of the transaction or event to which such proceeding relates, or at the time that the action or conduct to which such proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such proceeding is first threatened, commenced or completed.  Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, no action taken by the Corporation, either by amendment of the Articles of Incorporation or these Bylaws or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under this Section 1 which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is taken.

Section 2.  Permissive Indemnification of Employees and Agents.  The rights to indemnification and prepayment of expenses which are conferred to the Corporation's directors and officers by Section 1 of this Article VIII may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by its Board of Directors.

Section 3.  Indemnity Insurance.  The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of the GCLN.  Without limiting the power of the Corporation to procure or maintain any kind of insurance or other arrangement, the Corporation may, for the benefit of persons indemnified by the Corporation (1) create a trust fund (2) establish any form of self-insurance (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the Corporation, or (4) establish a letter of credit, guaranty or surety arrangement."

Certain Indemnification Provisions Under Nevada Law

Under Nevada law:

1.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

 (a) Is not liable pursuant to NRS 78.138; or

 (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

 The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2.  A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

      (a) Is not liable pursuant to NRS 78.138; or

      (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      3.  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

#

Financial Statements

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:

CX2 Technologies, Inc.

(A Development Stage Company)

We have audited the accompanying balance sheets of CX2 Technologies, Inc. (a development stage company) as of March 31, 2006 and 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the two years then ended, and the period May 21, 2002 to March 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of CX2 Technologies, Inc. (a development stage company) as of March 31, 2006 and 2005 and the results of its operations and its cash flows for the two years then ended, and the period May 21, 2002 to March 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 8 to the financial statements, the Company has a net loss of $19,419 since inception and a negative cash flow from operations of $9,677.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans concerning these matters are also described in Note 8.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

WEBB & COMPANY, P.A.

Boynton Beach, Florida

December 26, 2006

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

AS OF MARCH 31, 2006 AND 2005

	2006	2005
ASSETS
CURRENT ASSETS
Cash	$ 10,267	$ -
Prepaid Expenses	-	1,800
Total current assets	10,267	1,800

Property and Equipment, net	61,056	-
Total Assets	$ 71,323	$ 1,800

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$ 242	$ -
Accrued Liabilities	3,498	-
Accrued Payroll	4,856	-
Payroll Taxes Payable	1,146	-
Note Payable	-	-
Total Liabilities	9,742	-

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.001 par value; 200,000,000 shares authorized; 15,071,000 and 10,000,00 shares issued and outstanding respectively	15,071	10,000
Additional Paid in capital	5,065,929	-
Deferred Stock Compensation	(5,000,000)	-
Accumulated deficit during the development stage	(19,419)	(8,200)
Total Stockholders’ Equity	61,581	1,800
Total Liabilities and Stockholders’ Equity	$ 71,323	$ 1,800

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

	Year Ended March 31, 2006	Year Ended March 31, 2005	For the Period From May 21, 2002 (Inception) To March 31, 2006

Revenue:	$ -	$ -	$ -

Operating Expenses:
Selling, General and administrative	11,219	1,400	19,419
Total Operating Expenses	11,219	1,400	19,419

Loss From Operations	$ (11,219)	$ (1,400)	$ (19,419)
Provision for Income Taxes	-	-	-
Net Loss	(11,219)	(1,400)	(19,419)
Net Loss Per Share Basic and Diluted	-	-	-

Weighted-Average Number of Common Shares Outstanding – Basic and Diluted	10,357,211	10,000,000	14,950,162

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 21, 2002 (INCEPTION) TO MARCH 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Deferred Stock Compensation	Accumulated Deficit During Development Stage	Total
Balances at Inception	-	$ -	$ -	$ -	$ -	-
Issuance of Common Stock for cash ($.001 per share) May 25, 2002)	10,000,000	10,000	-	-	-	10,000
Net (Loss) for the period	-	-	-	-	(5,400)	(5,400)
BALANCE, MARCH 31, 2003	10,000,000	10,000	-	-	(5,400)	4,600
Net (Loss) for the year	-	-	-	-	(1,400)	(1,400)
Balance, March 31, 2004	10,000,000	10,000	-		(6,800)	3,200
Net (Loss) for the year	-	-	-	-	(1,400)	(1,400)
Balance, March 31, 2005	10,000,000	10,000	-	-	(8,200)	1,800
Issuance of Common Stock For Cash ($1.00 per share)	71,000	71	70,929	-	-	71,000
Issuance of Common Stock in terms of Airtime Agreement ($1.00 per share)	5,000,000	5,000	4,995,000	(5,000,000)	-	-
Net (Loss) for the year	-	-	-	-	(11,219)	(11,219)
BALANCE, MARCH 31, 2006	$ 15,071,000	$ 15,071	$5,065,929	$ (5,000,000)	$ (19,419)	$ 61,581

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2006	Year Ended March 31, 2005	From May 21, 2002 (Inception) To March 31, 2006
CASH FLOW FROM OPERATING ACTIVITIES:
Net Loss	$ (11,219)	$ (1,400)	$ (19,419)
Adjustments to reconcile (net loss) to net cash used in operating activities:
Changes in operating assets and liabilities:
Increase in:
Accounts payable	242	-	242
Accrued liabilities	3,498	-	3,498
Accrued payroll	4,856	-	4,856
Payroll taxes payable	1,146	-	1,146
Net Cash Provided By (Used In) Operating Activities	(1,477)	(1,400)	(9,677)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(61,056)	-	(61,056)
Net Cash Provided By (Used In) Investing Activities	(61,056)	-	(61,056)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stockholder advances	1,800	1,400	1,800
Repayment of stockholder advances	-	-	(1,800)
Common stock issuance, net of offering costs	71,000	-	81,000
Net Cash Provided By (Used In) Financing Activities	72,800	1,400	81,000

NET INCREASE (DECREASE) IN CASH	10,267	-	10,267

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,267	-	10,267
SUPPLEMENTAL DISCLSOURE OF CASH FLOW INFORMATION:
Cash paid for interest	-	-	-
Cash paid for taxes	-	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issued in terms of Airtime Agreement	5,000,000	-	5,000,000

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

NOTE 1

NATURE OF BUSINESS

CX2 Technologies, Inc. (hereinafter "The Company"), a development stage company, was incorporated on May 21, 2002 as Brookview Institute, Inc., under the laws of the State of Nevada.  On November 16, 2005 the Company changed its name to CX2 Technology, Inc.  On December 6, 2005, the Company filed a correction to change the name to CX2 Technologies, Inc.  On May 10, 2006, the Company domesticated to the State of Florida.  Its fiscal year end is March 31.

The Company is engaged in the development, operation and management of 220 MHz digital wireless data communications services.  In September 2006 the Company entered into a ten year Airtime agreement for the exclusive use of minutes on 220 MHz Federal Communications Commission (“FCC”) licenses and the related equipment, including a nationwide 10 channel license, with a third party.  This will allow the Company to operate throughout the entire United States and initially in the geographical areas of Florida, Illinois, Michigan and Texas.  The Company may also seek to acquire the 220 MHz licenses and related equipment owned by such third party or from one or more other third parties.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.  At March 31, 2006 and 2005, the Company had no cash equivalents.

(B) Property and Equipment

Property and equipment, consisting of computer equipment, office furniture and equipment, is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is presently five years.

(C) Revenue Recognition

Revenue from users for network services is recognized at the time that the services are provided.  Revenue from sales of radios and other related equipment is recognized at date of delivery to the customer.  The Company does not believe that this concentration of revenues and related licenses under which it will operate have significant risk inasmuch as the services will be utilized by many unrelated businesses.

(D) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(E) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, disclosures about fair value of financial instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  The carrying values of the Company’s financial instruments, which consists of current liabilities approximate fair values due to the short-term maturities of such instruments.

(F) Net Loss Per Share

The Company follows the provisions of SFAS No. 128, "Earnings per Share," which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement.  Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period.  Diluted EPS is calculated using the "if converted" method for common stock equivalents.  As of March 31, 2006 and 2005, there were no common stock equivalents.

(G) Recent Accounting Pronouncements

SFAS 155, “Accounting for Certain Hybrid Financial Instruments” and SFAS 156, “Accounting for Servicing of Financial Assets” were recently issued.  SFAS 155 and 156 have no current applicability to the Company and have no effect on the financial statements.

NOTE 3 PROPERTY AND EQUIPMENT

	March 31, 2006	March 31, 2005
Office Equipment	$ 15,900	$ -
Office Furniture & Fixtures	10,600	-
Computer Equipment	34,556	-
	61,056	-
Less: accumulated depreciation	-	-
Equipment, net	$ 61,056	$ -

Depreciation expense was $0 and $0 for the years ended March 31, 2006 and 2005, respectively.

NOTE 4 USE OF 220 MHz LICENSES AND EQUIPMENT

On March 5, 2006, the Company agreed to purchase certain 220 MHz Federal Communications Commission (“FCC”) licenses and related hardware and software for the initial planned operation of such licenses in certain geographical areas of Florida, Illinois, Michigan and Texas from a third party owner of such assets.  As part of this transaction the Company agreed to pay 5,000,000 shares of Common Stock with a fair value of $5,000,000 based on a recent cash offering price.

Due to certain security covenants placed on the selling of these licenses, the seller was unable to conclude the sale to the Company.

In July 2006 the Company then entered into a licensing agreement, for the use of all of the FCC licenses and the related equipment, including a nationwide 10 channel license, from the same third party.  This agreement would allow the Company to operate throughout the entire United States.  This licensing agreement was subject to FCC approval which was obtained at the end of August 2006.

Upon further review of security covenants with its lenders the license holder was unable to conclude the licensing agreement with the Company.  The licensing application with the FCC was then terminated.

In September 2006, the Company executed a ten year Airtime Agreement for the exclusive use of minutes on all of the third party’s FCC licenses which replaced the prior Lease and Asset Purchase Agreements.  The Airtime Agreement allows the Company to use 500 Million minutes during the term of the agreement.  The agreement also requires a monthly user fee of $ 4,000 commencing in September, 2006.

The Company will amortize these assets over the term of the Airtime Agreement which is for ten years.

NOTE 5 INCOME TAXES

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards Board Opinion No. 109.  Under this method, deferred income taxes are recorded to reflect the tax consequences in future periods of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

No provision for income taxes is applicable at any date since inception as there was no taxable income realized.  All expenses incurred were included as part of the Company’s net operating loss which as of March 31, 2006 and 2005 was approximately $19,420 and $ 8,200, respectively.  The NOL carryforwards will begin to expire in the year 2025 if unused.

The following is an analysis of deferred tax assets as of March 31, 2006 and 2005:

	2006	2005
Net operating loss carryforward	$ 19,420	$ 8,200
Valuation Allowance	(19,420)	(8,200)
Net deferred income tax asset	$ -	$ -

The following is reconciliation from the expected statutory federal income tax rate to the Company's actual income tax rate for the years ended March 31:

	2006	2005
U.S. Federal statutory rate on earning (loss) before income taxes	34.0%	34.0%
Non-deductible items	-	-
State income tax, net of federal tax benefit	3.6	3.6
Increase in valuation allowance	(37.6)	(37.6)
Income tax expense (benefit)	-	-

No income tax returns have been filed for the Company for any year; however, no income taxes are applicable.

NOTE 6 STOCKHOLDERS’ EQUITY

(A) Common Stock

All shares of common stock are identical with each other in every respect, and the holders thereof are entitled to one vote for each share of common stock upon all matters upon which the shareholders have the right to vote.

(B) Preferred Stock

The Company has 5,000,000 shares of $0.001 par value preferred stock authorized with such considerations as the Board of Directors may consider.

(C) Stock Issued to Founders

During 2002, the Company issued 10,000,000 shares to founders for cash of $10,000 ($.001 per share).

(D) Private Placements of Common Stock

The Company is offering for sale up to a maximum of 5,000,000 shares of its common stock par value $.001 per share, at a price of $1.00 per share for total gross offering proceeds of up to $5,000,000.  The minimum subscription is for $7,500 (7,500 shares), although the Company reserves the right, in its sole discretion, to accept subscriptions for a lesser amount.  As of March 31, 2006, the Company has sold 71,000 shares of common stock for gross proceeds of $71,000.

(E) Stock Issued for License Agreement

During March, 2006, the Company issued 5,000,000 shares of its common stock valued at a recent cash offering price of $ 1.00 per share for an airtime agreement.

NOTE 7 COMMITMENTS AND CONTINGENCIES

(A) Operating Lease Obligations

On April 12, 2006, the Company entered into a 60-month operating lease for office space in Boynton Beach, Florida beginning June 1, 2006 for $4,458.70 per month, exclusive of recurring utility expenses. The annualized rate escalates at three and one half percent (3½%) per year. The future payments required under the lease agreement are as follows:

June 1, 2006 to May 31, 2007	$53,504
June 1, 2007 to May 31, 2008	$55,376
June 1, 2008 to May 31, 2009	$57,314
June 1, 2009 to May 31, 2010	$59,320
June 1, 2010 to May 31, 2011	$61,396

NOTE 8 GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has a net loss of $19,419 since inception and a negative cash flow from operations of $9,677.  The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, locate and acquire or develop a profitable business and achieve profitable operations.  Management's plan is to ultimately acquire or develop a viable business opportunity.  Management’s plans in this regard are to complete its private placement of $5,000,000 and to pursue its business plan relating to the development, operation and management of 220 MHz digital wireless data communications services.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 SUBSEQUENT EVENTS

(A) Distributor Agreement

On June 4, 2006 the Company entered into a distributor agreement with ESP Wireless (“ESP”) a dealer and distributor of wireless services and products in the greater Chicago metropolitan area to market the Company’s products and services.  In terms of the six month agreement, which can be extended for a further five year period, ESP will be entitled to a commission per subscriber signed to a minimum 1 year CX2 airtime services contract, for Automatic Vehicle Location, using the FleetTracer product.

For each 1,000 subscribers loaded onto our network within the term of the agreement, ESP will receive the following number of shares of common stock of the Company:

First 1,000	15,000
Second 1,000	30,000
Third 1,000	60,000
Fourth 1,000	120,000
Fifth 1,000	240,000
Total	465,000

The Company will also pay ESP $5,000 per month as a consulting fee for managing the dealer network.  During the quarter ended June 30, 2006, ESP was paid $5,000.

(B) Operating Lease Obligations

On April 12, 2006, the Company entered into a 60-month operating lease for office space in Boynton Beach, Florida beginning June 1, 2006 for $4,458.70 per month, exclusive of recurring utility expenses. The lease escalates three and one half percent (3½%) annually.

(C) Use of 220 MHz Licenses and Equipment

In July 2006 the Company then entered into a licensing agreement, for the use of all of the FCC licenses and the related equipment, including a nationwide 10 channel license, from the same third party.  This agreement would allow the Company to operate throughout the entire United States.  This licensing agreement was subject to FCC approval, which was obtained at the end of August 2006.

Upon further review of security covenants with its lenders the license holder was unable to conclude the licensing agreement with the Company.  The licensing application with the FCC was then terminated.

In September 2006, the Company executed a ten year Airtime Agreement for the exclusive use of minutes on all of the third party’s FCC licenses which replaced the prior Lease and Asset Purchase Agreements.  The Airtime Agreement allows the Company to use 500 Million minutes during the term of the agreement.  The agreement also requires a monthly user fee of $ 4,000 commencing in September, 2006.

The Company will amortize these assets over the term of the Airtime Agreement, which is for ten years.

(D) Stock Issued for Cash

Since April 1, 2006 the Company has sold 631,357 shares for $ 631,357.

#

Table of Contents

Financial Statements	36
Condensed Balance Sheets as of September 30, 2006 and 2005 (unaudited)	36
Condensed Statements of Operations for the Six Months Ended September 30, 2006 and 2005 and for the Period From May 21, 2002 (Inception) to September 30, 2006	37
Condensed Statement of Changes in Stockholders’ Equity for the Period May 21, 2002 (Inception) to September 30, 2006 (unaudited)	38
Condensed Statements of Cash Flows for the Six Months Ended September 30, 2006 and 2005 and for the Period May 21, 2002 (Inception) to September 30, 2006 (unaudited)	39
Notes to Condensed Financial Statements as of September 30, 2006 (unaudited)	40

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2006 AND 2005

(UNAUDITED)

	2006	2005
ASSETS
CURRENT ASSETS
Cash	$ 1,406	$ -
Inventories, net	232,500	-
Prepaid licensing fee	48,000	500
Total Current Assets	281,906	500

PROPERTY AND EQUIPMENT, NET	55,310	-

OTHER ASSETS
Airtime Agreement, net	4,958,333	-
Prepaid licensing fee	86,563	-
Deposits	5,448	-
Total Other Assets	5,050,344	-
TOTAL ASSETS	$ 5,387,560	$ 500

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued liabilities	37,588	-
Accrued payroll	14,756	-
Payroll taxes payable	5,536	-

TOTAL LIABILITIES	57,880	-

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized, 15,661,960 and 10,000,000 shares issued and outstanding, respectively	15,662	10,000
Additional paid in capital	5,646,268	-
Accumulated deficit during development stage	(332,250)	(9,500)
Total Stockholders’ Equity	5,329,680	500

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 5,387,560	$ 500

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended September 30, 2006	Six Months Ended September 30, 2005	Cumulative From May 21, 2002 (Inception) To September 30, 2006

Revenue:	$ -	$ -	$ -

Operating Expenses:
Selling, General and administrative	264,572	1,300	283,991
Depreciation & amortization	47,812	-	47,812
Total Operating Expenses	312,384	1,300	331,803

Loss from Operations	(312,384)	(1,300)	(331,803)

Other Income (Expense)
Interest Expense	(447)	-	(447)
Total Other Income Expense	(447)	-	(447)

LOSS BEFORE PROVISION FOR INCOME TAXES	(312,831)	(1,300)	(332,250)

Provision for Income Taxes	-	-	-

Net Loss	(312,831)	(1,300)	(332,250)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.02)	-	(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	15,403,888	10,000,000	4,993,842

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 21, 2002 (INCEPTION) TO SEPTEMBER 30, 2006

(UNAUDITED)

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Deferred Stock Compensation	Accumulated (Deficit) During The Development Stage	Total
Balances at Inception	-	$ -	$ -	-	$ -	$ -
Issuance of Common Stock for cash ($.001 per share) May 25, 2002 at par value	10,000,000	10,000		-		10,000
Net (Loss) for the period				-	(5,400)	(5,400)
BALANCE, MARCH 31, 2003	10,000,000	10,000	-	-	(5,400)	4,600
Net (Loss) for the year					(1,400)	(1,400)
Balance, March 31, 2004	10,000,000	10,000	-	-	(6,800)	3,200
Net (Loss) for the year					(1,400)	(1,400)
Balance, March 31, 2005	10,000,000	10,000	-	-	(8,200)	1,800
Issuance of Common Stock For Cash ($1.00 per share)	71,000	71	70,929	-	-	71,000
Issuance of Common Stock in terms of Airtime Agreement ($1.00 per share)	5,000,000	5,000	4,995,000	(5,000,000)	-	-
Net (Loss) for the year	-	-	-	-	(11,219)	(11,219)
Issuance of Common Stock for cash ($1.00 per share)	590,960	591	590,369	-	-	590,960
Stock offering costs	-	-	(10,030)	-	-	(10,030
Common stock issued in terms of Airtime Agreement ($1.00 per share)	-	-	-	5,000,000	-	5,000,000
Net loss for the six months ended September 30, 2006	-	-	-	-	(312,831)	(312,831)
BALANCE, SEPTEMBER 30, 2006 (UNAUDITED)	15,661,960	15,662	5,646,268	-	(332,250	5,329,680

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

CONDENSED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended September 30, 2006	For the Six Months Ended September 30, 2005	From May 21, 2002 (Inception) To September 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (312,831)	$ (1,300)	$ (332,250)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,145	-	6,145
Amortization	41,667	-	41,667
Changes in operating assets and liabilities:
Increase (decrease) in:
Inventory	(232,500)	-	(232,500)
Prepaid licensing fees	(134,563)	-	(134,563)
(Increase) decrease in:
Accounts payable	(242)	-	-
Accrued liabilities	34,090	-	37,588
Accrued payroll	9,900	-	14,756
Payroll taxes payable	4,390	-	5,536
Net Cash Used In Operating Activities	(583,944)	(1,300)	(593,621)
CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	(5,448)	-	(5,448)
Acquisition of equipment	(399)	-	(61,455)
Net Cash Used In Investing Activities	(5,847)	-	(66,903)
CASH FLOWS FROM FINANCING ACTIVITIES:
Stockholder advances	-	1,300	-
Common stock issuance, net of offering costs	580,930	-	661,930
Net cash provided by financing acxtivities	580,930	1,300	661,930
Net Increase (Decrease) in Cash	(8,861)	-	1,406

CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	10,267	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,406	-	1,406

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	447	-	447
Cash paid for taxes	-	-	-
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issued in terms of airtime Agreement	5,000,000	-	5,000,000

See accompanying notes to financial statements.

#

CX2 TECHNOLOGIES, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2006

(UNAUDITED)

NOTE 1 NATURE OF BUSINESS

CX2 Technologies, Inc. (hereinafter "The Company"), a development stage company, was incorporated on May 21, 2002 as Brookview Institute, Inc., under the laws of the State of Nevada.  On November 16, 2005 the Company changed its name to CX2 Technology, Inc.  On December 6, 2005, the Company filed a correction to change the name to CX2 Technologies, Inc.  On May 10, 2006, the Company domesticated to the State of Florida.  Its fiscal year end is March 31.

The Company is engaged in the development, operation and management of 220 MHz digital wireless data communications services.  In September 2006 the Company entered into a ten year Airtime agreement for the exclusive use of minutes on 220 MHz Federal Communications Commission (“FCC”) licenses and the related equipment, including a nationwide 10 channel license, with a third party.  This will allow the Company to operate throughout the entire United States and initially in the geographical areas of Florida, Illinois, Michigan and Texas.  The Company may also seek to acquire the 220 MHz licenses and related equipment owned by such third party or from one or more other third parties.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the Securities and Exchange Commission for interim financial information.  Accordingly, they do not include all the information necessary for a comprehensive presentation of financial position and results of operations.

It is management’s opinion however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statements presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.

(B) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.  At September 30, 2006, the Company had no cash equivalents.

(C) Property and Equipment

Property and equipment, consisting of computer equipment, office furniture and equipment, is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is presently five years.

(D) Inventory

Inventory consists of communication devices which are valued at the lower of cost or market with cost being determined on a first-in, first-out basis.  The inventory consisted exclusively of finished units purchased from a related party from whom the Company acquired its FCC sub-licenses.

(E) Intangible Assets

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" as of April 1, 2005.  Intangible assets are recorded at acquisition cost, which is considered to be fair value per SFAS No. 142.  Certain of the Company's intangible assets which were acquired in March, 2006 are licensing agreements that will be amortized over the term of their agreements.  The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.  If that pattern cannot be reliably determined, a straight-line amortization method shall be used.  The Company reviews these intangible assets periodically to assess whether the carrying amount will be fully recovered through estimated future operating cash flows.  An impairment loss is recorded if the carrying amount exceeds the present value of the estimated future cash flows.  Management reviews the value of our intangible assets quarterly,

(F) Revenue Recognition

Revenue from users for network services is recognized at the time that the services are provided.  Revenue from sales of radios and other related equipment is recognized at date of delivery to the customer.  The Company does not believe that this concentration of revenues and related licenses under which it will operate have significant risk inasmuch as the services will be utilized by many unrelated businesses.

(G) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(H) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, disclosures about fair value of financial instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  The carrying values of the Company’s financial instruments, which consists of current liabilities approximate fair values due to the short-term maturities of such instruments.

(I) Net Loss Per Share

The Company follows the provisions of SFAS No. 128, "Earnings per Share," which requires companies with complex capital structures or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement.  Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period.  Diluted EPS is calculated using the "if converted" method for common stock equivalents.  As of September 30, 2006 and 2005, there were no common stock equivalents outstanding.

(J) Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”).  Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(K) Recent Accounting Pronouncements

SFAS 155, “Accounting for Certain Hybrid Financial Instruments” and SFAS 156, “Accounting for Servicing of Financial Assets” were recently issued.  SFAS 155 and 156 have no current applicability to the Company and have no effect on the financial statements.

NOTE 3 USE OF220 MHz LICENSES AND EQUIPMENT

On March 5, 2006, the Company agreed to purchase certain 220 MHz Federal Communications Commission (“FCC”) licenses and related hardware and software for the initial planned operation of such licenses in certain geographical areas of Florida, Illinois, Michigan and Texas from a third party owner of such assets.  As part of this transaction the Company agreed to pay 5,000,000 shares of Common Stock with a fair value of $5,000,000 based on a recent cash offering price.

Due to certain security covenants placed on the selling of these licenses, the seller was unable to conclude the sale to the Company.

In July 2006 the Company then entered into a licensing agreement, for the use of all of the FCC licenses and the related equipment, including a nationwide 10 channel license, from the same third party.  This agreement would allow the Company to operate throughout the entire United States.  This licensing agreement was subject to FCC approval which was obtained at the end of August 2006.

Upon further review of security covenants with its lenders the license holder was unable to conclude the licensing agreement with the Company.  The licensing application with the FCC was then terminated.

In September 2006, the Company executed a ten year Airtime Agreement for the exclusive use of minutes on all of the third party’s FCC licenses which replaced the prior Lease and Asset Purchase Agreements.  The Airtime Agreement allows the Company to use 500 Million minutes during the term of the agreement.  The agreement also requires a monthly user fee of $ 4,000 commencing in September, 2006.

The Company amortizes these assets over the term of the Airtime Agreement which is for ten years.  Amortization expense was $41,667 and $0 for the six months ended September 30, 2006 and 2005, respectively.  Accumulated amortization totaled $41,667 and $0 at September 30, 2006 and 2005.

NOTE 4 STOCKHOLDERS’ EQUITY

(A) Common Stock

All shares of common stock are identical with each other in every respect, and the holders thereof are entitled to one vote for each share of common stock upon all matters upon which the shareholders have the right to vote.

(B) Preferred Stock

The Company has 5,000,000 shares of $0.001 par value preferred stock authorized with such considerations as the Board of Directors may consider.

(C) Stock Issued to Founders

During 2002, the Company issued 10,000,000 shares to founders for cash of $10,000 ($.001 per share).

(D) Private Placements of Common Stock

The Company is offering for sale up to a maximum of 5,000,000 shares of its common stock par value $.001 per share, at a price of $1.00 per share for total gross offering proceeds of up to $5,000,000.  The minimum subscription is for $7,500 (7,500 shares), although the Company reserves the right, in its sole discretion, to accept subscriptions for a lesser amount.  As of September 30, 2006, the Company has sold 651,960 shares of common stock for gross proceeds of $651,960.

(E) Stock Issued for License Agreement

During March, 2006, the Company issued 5,000,000 shares of its common stock valued at a recent cash offering price of $ 1.00 per share for an airtime agreement.

NOTE 5 COMMITMENTS AND CONTINGENCIES

(A) Operating Lease Obligations

On April 12, 2006, the Company entered into a 60-month operating lease for office space in Boynton Beach, Florida beginning June 1, 2006 for $4,458.70 per month, exclusive of recurring utility expenses.

Rent expense for the six months ended September 30, 2006 was $19,526.

(B) Distributor Agreement

On June 4, 2006 the Company entered into a distributor agreement with ESP Wireless (“ESP”) a dealer and distributor of wireless services and products in the greater Chicago metropolitan area to market the Company’s products and services.  In terms of the six month agreement, which can be extended for a further five year period, ESP will be entitled to a commission per subscriber signed to a minimum 1 year CX2 airtime services contract, for Automatic Vehicle Location, using the FleetTracer product.

For each 1,000 subscribers loaded onto our network within the term of the agreement, ESP will receive the following number of shares of common stock of the Company:

First 1,000	15,000
Second 1,000	30,000
Third 1,000	60,000
Fourth 1,000	120,000
Fifth 1,000	240,000
Total	465,000

The Company will also pay ESP $5,000 per month as a consulting fee for managing the dealer network.

NOTE 6 RELATED PARTY TRANSACTIONS

In September 2006, the Company executed a ten-year Airtime Agreement for the exclusive use of minutes on all of a related party’s FCC license.  The Airtime Agreement allows the Company to use 500 million minutes during the term of the agreement.  The agreement also requires a monthly user fee of $4,000 commencing in September 2006.

During the six months ended September 30, 2006, the Company purchased $232,500 of finished goods inventory from a related party.

During the six months ended September 30, 2005, a stockholder loaned the Company $ 1,300 for working capital.  The loan was non-interest bearing, unsecured and due on demand.

NOTE 7 GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has sustained operating losses since inception and has a marginal working capital.  The Company's ability to continue in existence is dependent on its ability to develop additional sources of capital, locate and acquire or develop a profitable business and achieve profitable operations.  Management's plan is to ultimately acquire or develop a viable business opportunity.  Management’s plans in this regard are to complete its private placement of $5,000,000 and to pursue its business plan relating to the development, operation and management of 220 MHz digital wireless data communications services.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 SUBSEQUENT EVENT

Since September 30, 2006, the Company sold 40,397 shares of common stock for $40,397.

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Part III

Item 1 Index to Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
3.3	Amendments to Articles of Incorporation 1
3.4	Amendments to Articles of Incorporation 2
5	Opinion Letter
10	CX2 Airtime Agreement
10.1	Asset Purchase Agreement

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Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CX2 Technologies, Inc.

(Registrant)

By: /s/ Sam Hitner

--------------------------------------

Title:  President/CEO

Date:  January 11, 2007

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